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                      Securities and Exchange Commission

                            Washington, D.C. 20549

                                  Form N-54A

            NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
                 THROUGH 65 OF THE INVESTMENT COMPANY OF 1940
                  FILED PURSUANT TO SECTION 54(a) OF THE ACT



         The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:    Venture Lending & Leasing II, Inc. (the "Company")

Address of Principal Business Office (No. & Street, City, State, Zip Code):

         Venture Lending & Leasing II, Inc.
         2010 North First Street, Suite 310
         San Jose, California  95131

Telephone Number (including Area Code): (408) 436-8577

Name and address of agent for service of process:

         The Corporation Trust Incorporated
         32 South Street
         Baltimore, Maryland  21202

[X]      The Company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934 ("1934 Act"). File Number under the 1934 Act: [_______________]

         The undersigned Company certifies that it is a closed-end company organized under the laws of Maryland (state) and with its principal place of business in California (state); that it will be operated for the purpose of making investments in securities and described in Section 55(a)(1) through (3) of the Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.


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         Pursuant to the requirements of the Act, the undersigned has caused this notification of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the city of San Jose and state of California on the 15th day of May, 1997.



                   Signature /s/ VENTURE LENDING & LEASING II, INC.
                             ----------------------------------------------
                                 Venture Lending & Leasing II, Inc.


                             By: Ronald W. Swenson    /s/ RONALD W. SWENSON
                                 ------------------------------------------
                                 (Name of director, officer or general
                                  partner signing on behalf of the Company)





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